UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

ABSS Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

PLEASE COMPLETE

(CUSIP Number)

PLEASE COMPLETE

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Gregg E. Jaclin, Esq. Anslow & Jaclin, LLP 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 5, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		Alan Lew

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	4,200,040

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	4,200,040

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	4,200,040

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	NA

	(13)	Percent of Class Represented by Amount in Row (11):	At June 26, 2003, the 4,200,040 shares would represent 73.5% of the issued and outstanding shares.

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

ABSS Corp.
Common Stock, please enter value
P.O. Box 723244
Atlanta, GA  33139

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Alan Lew

(b)	Residence or business address:	2 Dogwood Drive Scarsdale, NJ 10583

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Mr. Lew will become an officer and director of the company on July 2, 2003;

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	Mr. Lew has not been convicted in a criminal proceeding within the last 5 years;

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	Mr. Lew has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

(f)	Citizenship.	Mr. Lew is a citizen of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Mr. Lew or were borrowed by Mr. Lew from friends and family. Mr. Lew purchased the shares for $31,500 with an agreement to pay another $31,500 to settle various debts of the Company. The purchase of the shares is scheduled to close on July 2, 2003.

ITEM 4.      PURPOSE OF TRANSACTION.

The securities were purchased for investment purposes only. Mr. Lew may purchase additional shares and will assume an officer role upon the closing of the purchase of the shares. Mr. Lew will assist the Company in the development of a business or business plan. Presently, the Company has no operations.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a)	Mr. Lew has no present intention of acquiring additional shares of the Issuer. All shares were acquired for investment purposes. Mr. Lew however, intends to assume a director and officer role upon the closing of the share purchase and anticipates present management to resign upon the closing of the purchase.
(b)	Mr. Lew has sole power to vote all of his shares.
(c)	During the past 60 days, Mr. Lew has not sold any shares of the issuer.
(d)	Mr. Lew has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Lew.
(e)	Mr. Lew will be a five percent shareholder on the closing of the purchase of the 4,200,040 shares.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Lew is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2003

Date

/s/  Alan Lew

Signature

Alan Lew

Name and Title